October 22, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. Max A. Webb

Re:	Centerplate, Inc.
Registration Statement on Form S-3
File No. 333-141551

Dear Mr. Webb:
     Centerplate, Inc., a Delaware corporation (the “Company”), has filed Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-3 (File Number 333-141551) (the “Registration Statement”) relating to the sale from time to time of income deposit securities (“IDSs”) of the Company on behalf of certain selling securityholders. Amendment No. 3 includes certain updated information concerning the Company, including financial data for the Company’s second fiscal quarter and revised risk factor disclosure, as well as changes that have been made in response to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 15, 2007 with respect to Amendment No. 2 to the Registration Statement.
     Set forth below are the responses of the Company to the comments provided by the Staff in the June 15, 2007 letter. The responses are keyed to the sequential numbering of the comments contained in the Staff’s letter.
Registration Statement on Form S-3
What payments can I expect to receive?, page 4
1)	Please include here the information that the dividends in 2005 and 2006 were classified as “return of capital” for tax purposes and that at least a portion of your dividends will be treated similarly “for the foreseeable future.”
The Company has revised the disclosure on page 5 in response to the Staff’s comment.

Securities and Exchange Commission Division of Corporation Finance October 22, 2007 Page 2
Because of seasonal and other variations in our cash flow, page 20
2)	Since the two year period 2005-2006 was a period of return of capital, we recommend revising the heading to more accurately reflect your results and use of borrowing to pay dividends.
The Company has revised its disclosure in the risk factor that now begins on the top of page 20. This risk factors seemed to address more directly the risk of depletion of capital resources as opposed to the cost of borrowing. In addition, the risk factor at the top of page 21 addresses the use of borrowings to pay dividends and, in new disclosure, addresses the tax consequences of making distributions that are deemed to be a return of capital.
Selling Securityholders, page 41
3)	We note your response to prior comment 8 and reissue. Given the structure of the transaction, please disclose here that each of the selling security holders “is” a statutory underwriter of the IDS.
The disclosure on page 44 has been revised as requested by the Staff.
Exhibit 5.3
4)	Please revise the first sentence of the first full paragraph on page 5 of your opinion to insert the words “other than the Corporation” after “Indenture.”
Exhibit 5.3 has been revised as requested by the Staff.
Exhibit 8.1
5)	Please remove the full paragraph on page 6 as the opinion should not contain such a limitation on use.
Exhibit 8.1 has been revised as requested by the Staff.
     If you have any questions regarding the Registration Statement, please contact Bonnie J. Roe at (212) 588-5543 or Scott M. Tayne at (212) 588-5520.

Very truly yours,

/s/ Davies Ward Phillips & Vineberg LLP

Securities and Exchange Commission Division of Corporation Finance October 22, 2007 Page 3
cc: Rina E. Terán, Esq.